

AMS Derivatives BV

Statement of Financial Condition

(With Report of Independent Registered Public Accounting Firm)

31 December 2017
AMS DERIVATIVES BV

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69890

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/21/2016 AND ENDING 12/31/2017

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **AMS Derivatives BV**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Strawinskylaan 3095

(No. and Street)

Amsterdam	The Netherlands	1077 ZX
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diederik Hoekstra / Telephone: +31 20 708 7672

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Accountants NV

(Name – if individual, state last, first, middle name)

Laan van Langerhuize 1	Amstelveen	The Netherlands	1186DS
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

~~OATH OR~~ AFFIRMATION

I, Evert Willem Loman _____ , ~~swear (or~~ affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

AMS Derivatives BV _____ , as

of December 31 _____ , 20 17 ____ , are true and correct. I further ~~swear (or~~ affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
                                                    Signature

                                    Financial and Operations Principal
                                                    Title

_____
          ~~Notary Public~~

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

NOTARIAL CERTIFICATE

within the meaning of Article 52(2) of the Act on the notarial profession
(Wet op het notarisambt)

THE UNDERSIGNED

Wijnand Hendrik Bossenbroek, civil law notary in Amsterdam, the Netherlands, herewith certifies that the signature on the document (the "**Document**") in respect of which this notarial certificate is issued, is the true and genuine signature of:

Mr Evert Willem Loman, born in Zwolle, the Netherlands, on 19 June 1970 (the "**Signatory**").

This notarial certificate is strictly limited to the legalisation of the signature of the Signatory. The Document has not been reviewed for the purpose of issuing this notarial certificate. No view is expressed as to the contents of the Document, nor as to the correctness, completeness, validity or enforceability thereof.

This notarial certificate may only be relied upon by a party on the condition that such party accepts and agrees that its ensuing legal relationship with NautaDutilh N.V. is subject to the general conditions of NautaDutilh N.V. These general conditions include, among other provisions, a limitation of liability clause and have been filed with the Rotterdam District Court. They can be consulted at www.nautadutilh.com and will be provided free of charge upon request.

This notarial certificate shall be governed by and construed in accordance with the laws of the Netherlands. Any dispute arising in connection with this notarial certificate shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam.

Signed in Amsterdam, on 5 March 2018.

Mr. W.H. BOSSENBROEK * Notaris te Amsterdam *

APOSTILLE

(Convention de La Haye du 5 octobre 1961)

1. Country: THE NETHERLANDS
   This public document
2. has been signed by **mr. W.H. Bossenbroek**
3. acting in the capacity of notary at Amsterdam
4. bears the seal/stamp of aforesaid notary

Certified

5. in Amsterdam 6. on 05-03-2018
7. by the registrar of the district court of Amsterdam
8. no.

9. Seal/stamp: 011586 10. Signature:

S.H.M. van Breene

RECHTBANK AMSTERDAM

Contents



Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors

AMS Derivatives B.V.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AMS Derivatives B.V. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG Accountants N.V.

/s/

We have served as the Company's auditor since 2017.

Amstelveen, the Netherlands
28 February 2018

Statement of Financial Condition

At 31 December 2017

In US$ thousands	31 December 2017
ASSETS	
Cash and Cash Equivalents	6,129
Receivables from Brokers, Dealers and Clearing organisations	-
Securities Owned, at fair value	557,263
Memberships in Exchanges	34
Investment in and Receivables from Affiliates	1,471
Other Assets	9
Total Assets	**564,906**
LIABILITIES	
Payables to Brokers or Dealers	47,183
Securities Sold not yet purchased, at fair value	460,924
Other Liabilities	1,019
Total Liabilities	**509,126**
EQUITY	
Stockholder Equity	**55,780**
Total Liabilities and Stockholder Equity	**564,906**

See accompanying notes to the statement of financial condition.

Notes to Statement of Financial Condition

1   Operations and structure

AMS Derivatives BV ("AMS Derivatives" or the "Company") is a private limited liability company under Dutch law. It has been incorporated at 21 December 2016. The address of the Company is Strawinskylaan 3095 in Amsterdam, The Netherlands. The Company is registered in the trade register at the Dutch Chamber of Commerce under commercial registration number 67531245. The Company is an indirect wholly owned subsidiary of Optiver Holding BV through its immediate parent Optiver BV, who holds all shares in the Company.

The business of the AMS Derivatives BV is primarily to engage as a broker-dealer in index options, stocks, stock options, futures, and options on futures listed on organized exchanges in the United States. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of various option, stock, and futures exchanges. The Company obtained its license on 1 August 2017. The Company does not trade on behalf of customers and effects transactions only with other registered broker-dealers and commodity futures commission merchants.

2   Summary of significant accounting policies

Basis for preparation

The statement of financial condition has been prepared in accordance with the accounting principles generally accepted in the United States of America (US GAAP).

The statement of financial condition has been prepared on the basis of the going concern assumption.

The statement of financial condition has presented in US Dollar, which is the Company's presentation and functional currency. All amounts have been rounded to the nearest thousand, except when otherwise indicated.

Transactions in foreign currencies

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the spot exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between nominal value in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the nominal value in foreign currency translated at the spot exchange rate at the end of the period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the spot exchange rate at the date that the fair value was determined.

Use of estimates and judgements

The preparation of the statement of financial condition requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities. All assumptions, expectations and forecasts used as a basis for certain estimates within the statement of financial condition represent good-faith assessments for which management believes there is a reasonable basis. They involve risks, uncertainties and other factors that could cause the Company's actual future results to differ from those forecasted.

Estimated and underlying assumptions are received on an on-going basis. Revisions to accounting estimates are recognised in the period which the estimate is revised and in any future periods affected.

Cash and cash equivalents

Cash and cash equivalents include unrestricted balances held with (central) banks. Cash and cash equivalents are measured at nominal value in the statement of financial condition.

Receivables from and payables to brokers

Receivables from and payables to brokers, dealers and clearing organisations represent receivables for securities sold and payables for securities purchased that have been traded but not yet settled by the end of the reporting period as well as (long and short) cash balances with brokers, dealers and clearing organisations.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased relate to proprietary securities transactions in regular-way trades, and include listed and other equity securities, listed equity options and fixed income securities that are recorded on a trade date basis and are reported at fair value. Such financial instruments are offset by their respective long and short positions by CUSIP/ISIN number.

Reference is made to the note on "Fair Value" for a description of valuation methodologies applied to the classes of financial instruments at fair value.

Exchange Memberships

The Company's exchange memberships, which represent ownership interests in the exchanges and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at the value that reflects management's estimate of the impairment. At 31 December 2017, the fair value of the exchange membership was $54.

3   Fair Value

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy can be summarized as follows:

- Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs into valuation of fair value are observable, either directly or indirectly in an active market.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement. They rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The positions the Company carries are exchange traded Equity Securities, Options and Futures. Exchange traded Equity securities, Options and Futures are valued based on quoted prices from the respective exchange they are traded at and are categorized in level 1 of the fair value hierarchy. U.S. Treasuries are valued using quoted market prices, and are categorized in level 1 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

In US$ thousands	Level 1	Level 2	Level 3	Total
Asssets				
Equities	-	-	-	-
Options	-	557,263	-	557,263
Futures*	1,015	-	-	1,015
Securities Owned	**1,014**	**557,263**	**-**	**558,278**
Liabilities				
Equities	1,641	-	-	1,641
Options	-	459,283	-	459,283
Futures*	4,439	-	-	4,439
Securities Sold, Not Yet Purchased	**6,080**	**459,283**	**-**	**465,363**

* Included in Amounts Due to and from Brokers or Dealers

There were no transfers between levels during the financial reporting period ended 31 December 2017.

Assets and liabilities classified as Level 2 include instruments valued using: quoted prices in active markets for similar products, quoted prices for identical or similar products in markets that are considered less than active, or other valuation techniques where all significant inputs are directly or indirectly observable from market data. Valuation techniques used include comparison to similar instruments for which observable prices exist, Black-Scholes and polynomial option pricing models and other valuation techniques. Inputs used in the valuation techniques include risk-free and benchmark interest rates, foreign currency exchange rates, equity and equity index prices, and expected dividend and price volatilities and correlations.

The Company did not hold any assets or liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the financial reporting period ended 31 December 2017.

4 Receivables from and Payables to Brokers Dealers and Clearing organisations

The Company clears its proprietary transactions through another broker-dealer on a fully disclosed basis. The amount receivable from or payable to the clearing broker is offset in the statement of financial condition.

The amount per end of the year is collateralized by securities owned by the Company.

5 Securities Owned and Securities Sold, Not Yet Purchased

The Company's securities owned and securities sold, not yet purchased can be broken down as follows:

In US$ thousands	31 December 2017
Securities	-
Derivatives	557,263
Securities Owned, at fair value	**557,263**
Securities	1,641
Derivatives	459,283
Securities Sold not yet purchased, at fair value	**460,924**

6 Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equivalent to the greater of $100 or 12-1/2% of aggregate indebtedness (first year requirement).

At December 31, 2017, the Company had net capital of $44,962, which was $44,831 greater than its required net capital of $132. The Company's net capital ratio was 0.02 to 1.

7 Income Taxes

The company is part of the Dutch fiscal unity of Optiver Holding BV for the purposes of corporate income tax. In this respect, the Company is severally liable for the fiscal obligations of the fiscal unity as a whole.

Optiver Holding BV charges the estimated corporate income tax relating to the subsidiaries forming part of the fiscal unity to these subsidiaries. Settlement of the Dutch corporate income tax in the fiscal unity is based on Dutch fiscal results.

ASC Topic 740-10, Income Taxes (ASC 740-10) requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by applicable tax authority based upon technical merits of the position. Tax benefits from tax positions not deemed to meet the more-likely-than-not threshold should not be recognized in the year of determination.

Management has reviewed the Company's tax positions for all open years and concluded that the Company has no material uncertain tax positions at 31 December 2017. Further, as of 31 December 2017, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain tax positions they have taken or expect to take in future tax returns. The Company has not recorded any penalties and/or interest related to uncertain tax positions.

8 Commitments

The Company does not have long term commitments.

9 Contingent Liabilities

In the ordinary course of business, the Company is subject to litigation, arbitration and regulatory matters. The Company, after consultation with outside legal counsel, believes that the amount for which it could be liable, if any, will not have a material adverse effect on the statement of condition or statement of operations.

10 Derivatives

ASC Topic 815, Derivatives and Hedging (ASC 815), requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

In the normal course of business, the Company enters into transactions in derivative financial instruments that include equity and index options contracts and futures contracts, as part of the Company's overall trading strategy. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value and gains and losses from derivative financial instruments are reflected in trading income in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price. Fair value of futures contracts is included in receivables from and payable to brokers or dealers. The contractual or notional amounts related to these financial instruments

reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Options contracts grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified financial instrument under agreed terms. As a writer of options contracts, the Company receives a premium in exchange for bearing the risk of unfavourable changes in the price of the financial instruments underlying the options.

Short options are included in securities sold, not yet purchased, which represents obligations of the Company to deliver the specified security and, thereby, create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfil contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

11 Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on charges in an underlying (such as an interest or foreign exchange rate, security or commodity prices, and index or the occurrence or non-occurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include certain written options. Since the Company does not track the counterparties' purpose for entering into a derivative contract, it has not disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into offsetting economic hedge positions.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against potential losses in connection with their acting as an agent of, or providing services to, the

Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligation to the exchange. Although the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these agreements and believes that any potential requirement to make payments under these agreements is remote.

12   Related Party Transactions

Due from affiliates and due to affiliates, listed separately, consists of transactions with entities affiliated with the Company through common ownership. The amounts are uncollateralized and payable monthly.

In US$ thousands	31 December 2017

Related party balances per 31 December 2017

Amounts due from	1,471
Amounts due to	916

Optiver Services BV provides operational as well as supporting services to the Company. Operational and supporting services include administrative support, in-house legal services, tax services, technology services, consulting and risk monitoring. In addition Optiver Services BV charges a licensing fee for the use of certain intellectual property.

The Company has a services agreement with Optiver VOF for management services provided to the Company. The expenses charged are calculated on a cost plus basis.

In December 2017 Optiver VOF transferred a trading portfolio to the Company. The fair value of the short portfolio was US$ 206,070. The transaction has been completed on an arm's length basis, i.e. at the principal market closing prices prevailing at the transaction date.

Since the Company is part of a Dutch fiscal unity, the applicable taxes are due to/ from the head of the fiscal unity, which is a related party. The tax related balance due from the affiliate is US$ 1,389 at the end of the reporting period. See note 7 for further discussion.

12.1 Subsequent Events

The Company performed an evaluation of subsequent events through to 28 February 2018, the date the statement of financial condition was issued, and determined that there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosures in the statement of financial conditions as of December 31, 2017.